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SECU **MISSION**

05039268



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRI Partners LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 North Clark Street
_____
                                              (No. and Street)

Chicago   Illinois   60610
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Izenman   312.595.6980
_____
                                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

                    Altschuler, Melvoin and Glasser LLP
_____
                    (Name – if individual, state last, first, middle name)

RECEIVED
MAR 0 1 2005
WASH. D.C. 185

One South Wacker Drive   Chicago   IL   60606-3392
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential Persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey Izenman, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of BRI Partners LLC, as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the
25th day of _February 2005_

_____
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

_____
Signature

Managing Member
Title

This report** contains (check all applicable boxes):

☑ (a)   Facing Page.
☑ (b)   Statement of Financial Condition.
☐ (c)   Statement of Income (Loss).
☐ (d)   Statement of Cash Flows.
☐ (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g)   Computation of Net Capital.
☐ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k)   A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
☑ (l)   An Oath or Affirmation.
☐ (m)   A copy of the SIPC Supplemental Report.
☐ (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o)   Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

BRI Partners LLC
Table of Contents
December 31, 2004



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
BRI Partners LLC

We have audited the accompanying statement of financial condition of BRI Partners LLC as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BRI Partners LLC as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
February 22, 2005

BRI Partners LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$	842,981
Certificate of deposit		20,882
Receivables		
Management fee		394,282
Other		156,501
Investment in limited liability company		10,889
Total assets	$	1,425,535

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	36,526
Payable to Investor		159,579
Total		196,105
Members' equity		1,229,430
Total liabilities and members' equity	$	1,425,535

Note 1   Nature of Operations and Significant Accounting Policies

Nature of Operations—BRI Partners LLC (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission and the NASD. The Company is also registered as a commodity pool operator and a commodity trading advisor with the National Futures Association.

The Company acts as an investment advisor to one entity and a nondiscretionary subadvisor to another entity ("Investors") that invest in hedge funds. Pursuant to the respective agreements, the Company receives quarterly management fees based on net asset values, as defined, and quarterly incentive fees based on new profits, as defined, relating to the funds under management.

The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are all highly liquid investments with a maturity of three months or less at the date of acquisition.

Certificate of Deposit—The certificate of deposit, which serves as a collateral on a line of credit at a bank, is reflected at fair market value, provides for interest at 1.25 percent, and matures on April 25, 2005.

Investment in Limited Liability Company—The investment in limited liability company is reflected at fair value.

Income Recognition—Management and incentive fees are recognized when earned.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Note 2   Members' Equity

The Company's operating agreement provides that certain members are managers (the "Managers") responsible for the day to day operations of the Company. Managers may repurchase another Manager's interest upon that Manager's resignation or removal as a Manager.

The Company's operating agreement also provides that the Managers receive management fees plus certain benefits.

In addition, the Company's operating agreement provides that distributions of capital transactions proceeds, as defined, will first be made to members in proportion to their percentage interests, and any remainder in proportion to their unreturned capital contributions.

Note 3   Management Fees

The management fees from one of the Investors represents approximately 93 percent of total management fees earned for the year ended December 31, 2004.

Note 4 Related-Party Transactions

Cash and cash equivalents at December 31, 2004 include $654,604 on deposit with a broker-dealer affiliated with one of the Company's members through common ownership. Also, receivables at December 31, 2004 include $6,598 due from the Company's members.

The Company's investment in a limited liability company represents an investment as a managing member in a hedge fund of funds. At December 31, 2004, the Company has receivables from affiliates of $7,052 arising from expenses paid on their behalf.

An entity affiliated through common ownership provides administrative support, office space, technologies, and other resources to the Company. Also, at December 31, 2004, accounts payable and accrued expenses include $2,033 due to this entity.

Note 5 Commitments

The Company has agreed to pay an introductory fee of $125,000 per year through the year ended December 31, 2009, or a lesser amount based on the operating results of one of the Investors.

Note 6 Employee Benefit Plan

The Company provides a 401(k) plan to all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 7 Concentration of Credit Risk

The Company maintains deposits at a bank and a broker-dealer affiliated with one of the Company's members through common ownership in excess of federally insured limits. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

Note 8 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital and net capital requirements of approximately $655,000 and $13,000, respectively. The net capital rule may effectively restrict distributions to the members.

Note 9 Subsequent Event

Subsequent to December 31, 2004, the Company distributed $544,000 to members.